Mail Stop 3561

March 10, 2009

Via facsimile to (919) 556-5191

Michael P. O'Donnell
Chief Financial Officer
Xerium Technologies, Inc.
14101 Capita Boulevard
Youngsville, North Carolina 27596

      Re: **Xerium Technologies, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed April 8, 2008
              Form 10-K/A for Fiscal Year Ended December 31, 2007
              Filed April 28, 2008
              File No. 001-32498

Dear Mr. O' Donnell:

      We have reviewed your response dated January 29, 2009 to our comment letter and have the following additional comment. Please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

Long-Term Compensation, page 14

  1.   We note your response to comment four of our letter dated December 31, 2008. Please also provide the individual targets applicable to each grant.

******

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gerald F. Roach, Esq.
   Via facsimile to (919) 821-6800